UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 7, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Reports Improved Third Quarter 2012 Results

Adjusted EBITDA of $23.5 million increased 32.0% over last year

MONTREAL, QUEBEC and BRADENTON, FLORIDA – November 7, 2012 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the third quarter ended September 30, 2012. All dollar amounts are US denominated unless otherwise indicated.

Third Quarter 2012 Highlights:

•	Gross margin increased to 18.2% from 15.1% last year
•	Adjusted EBITDA increased 32.0% to $23.5 million
•	Cash flows from operating activities before changes in working capital increased 52.1% over last year to $21.2 million
•	Total debt reduced by $21.5 million from Q2 2012
•	Adjusted fully diluted EPS of $0.21 compared to $0.07 last year
•	Redeemed $25.0 million of Senior Subordinated Notes (“Notes”) in August

Other Announcements:

•	Semi-annual dividend of CDN$0.08 per share paid in October.
•	Notice of Redemption issued for an additional $55 million of Notes to occur in December.
•	Entered into a ten-year real estate secured term loan (“Real Estate Loan”) of $16.6 million in November.

“Our gross margin of 18.2% for the quarter was in line with our expectations reflecting the ongoing results from several internal initiatives including increasing new product sales and ongoing manufacturing cost reduction programs,” stated Intertape President and Chief Executive Officer, Greg Yull.

“Our continued improved operating performance and balance sheet have positioned the Company to be able to redeem an additional $55 million of Notes in December. The redemption of the Notes is expected to reduce the average interest rate on total debt from approximately 6% at the end of the third quarter to approximately 4% at the end of the fourth quarter. Finally, as we pursue opportunities to replace machinery and equipment to achieve improved manufacturing efficiencies, our capital expenditure program for fiscal year 2013 will temporarily exceed the levels of the past few years,” indicated Mr. Yull.

Third quarter revenue decreased 1.4% to $198.5 million, compared to $201.4 million in 2011 and increased 0.4% sequentially from $197.8 million for the second quarter of 2012.

Sales volume increased approximately 2% compared to the third quarter of 2011 and approximately 5% compared to the second quarter of 2012. Sales volume was higher in the third quarter of 2012 compared to the same period in 2011 primarily due to the Company’s progress towards increasing sales of new products as well as increased demand for film products believed to be due to customers prebuying in anticipation of price increases in the fourth quarter of 2012. The sequential sales volume increase was primarily due to increased demand for tape and film product lines.

Selling prices, including the impact of product mix, decreased approximately 3% in the third quarter of 2012 compared to the third quarter of 2011. The decrease was primarily due to a shift in the mix of products, partially offset by a slight increase in selling prices. Selling prices, including the impact of product mix, decreased approximately 4% in the third quarter of 2012 compared to the second quarter of 2012 primarily due to a shift in the mix of products sold and, to a lesser extent, lower selling prices.

Gross profit totalled $36.2 million in the third quarter of 2012, an increase of 19.2% from the third quarter of 2011 and a decrease of 1.3% from the second quarter of 2012. Gross margin was 18.2% in the third quarter of 2012, 15.1% for the same period in 2011, and 18.5% in the second quarter of 2012. As compared to the third quarter of 2011, gross profit increased primarily due to the progress made toward reducing sales of low-margin products, higher sales volumes and manufacturing cost reductions. The spread between selling prices and raw material costs is still somewhat compressed when compared to periods prior to 2010. As compared to the second quarter of 2012, gross profit decreased primarily due to planned down time for seasonal machinery maintenance partially offset by a slight improvement in the spread between selling prices and raw material costs.

Selling, general and administrative expenses (“SG&A”) totalled $19.3 million for the third quarter of 2012, $18.6 million in the third quarter of 2011, and $20.7 million in the second quarter of 2012. As a percentage of revenue, SG&A expenses were 9.7%, 9.2% and 10.4% for the third quarter of 2012, the third quarter of 2011 and the second quarter of 2012, respectively. SG&A expenses were $0.7 million greater in the third quarter of 2012 compared to the third quarter of 2011 primarily due to increased professional fees related to taxes and managerial reporting enhancements as well as higher stock-based compensation expense. SG&A expenses were $1.4 million lower in the third quarter of 2012 compared to the second quarter of 2012 primarily due to lower variable compensation expense partially offset by higher stock-based compensation expense.

Adjusted EBITDA was $23.5 million for the third quarter of 2012, $17.8 million for the third quarter of 2011 and $22.2 million for the second quarter of 2012. The increase in adjusted EBITDA in the third quarter of 2012 as compared to the third quarter of 2011 is primarily due to higher gross margin partially offset by lower revenue. The sequential increase in EBITDA was due to lower SG&A expenses in the third quarter of 2012.

Net earnings for the third quarter of 2012 totalled $12.0 million compared to net earnings of $2.8 million for the third quarter of 2011, and a net loss of $3.4 million for the second quarter of 2012. The increase in net earnings for the third quarter of 2012 compared to the same period in 2011 was primarily due to increased gross profit, favorable foreign currency exchange, lower income tax expense and lower interest expense partially offset by higher SG&A expenses. The increase in net earnings in the third quarter of 2012 compared to the second quarter of 2012 was primarily due to a decrease of $13.8 million in manufacturing facility closure costs, restructuring and other related charges.

Adjusted net earnings were $13.0 million for the third quarter of 2012 as compared to $4.0 million for the third quarter of 2011 and $9.9 million for the second quarter of 2012. The increase in adjusted net earnings in the third quarter of 2012 compared to the third quarter of 2011 was primarily as a result of higher gross profit, lower finance costs and lower income tax expense as discussed above. Adjusted net earnings were higher compared to the second quarter of 2012 primarily as a result of lower SG&A expenses and lower finance costs.

Adjusted fully diluted earnings per share for the third quarter of 2012 was $0.21 ($0.20 unadjusted) compared with adjusted fully diluted earnings per share of $0.07 ($0.05 unadjusted) for the same period last year and adjusted fully diluted earnings per share of $0.16 ($(0.06) unadjusted) for the second quarter of 2012.

EBITDA, adjusted EBITDA, adjusted net earnings (loss) and adjusted earnings (loss) per share are not generally accepted accounting principle (“GAAP”) measures. Whenever Intertape uses such non-GAAP measures, it will provide a reconciliation of non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

The Company generated cash flows from operating activities before changes in working capital items for the third quarter of $21.2 million compared to $14.0 million in the same period last year and $18.0 million in the second quarter of 2012. The increase in cash flows from operations before changes in working capital compared to both periods was primarily due to increased operating profit before manufacturing facility closures, restructuring and other related charges. In addition, on a sequential basis, cash flows from operating activities before changes in working capital items also benefited from lower income taxes paid.

During the third quarter of 2012 and year-to-date, total debt decreased by $21.5 million and $27.3 million, respectively, due to improved cash flows from operating activities.

As of September 30, 2012, the Company had cash and loan availability under its asset-based loan facility (“ABL”) totalling $87.6 million. As of November 6, 2012, subsequent to receiving funding on a $16.6 million Real Estate Loan and paying a dividend of $4.8 million on October 10, 2012, the Company had cash and loan availability under its ABL exceeding $108 million.

Debt

On October 29, 2012, the Company issued a notice of redemption for $55.0 million aggregate principal amount of its outstanding Notes that bear interest at a rate of 8 1/2%. The Notes will be redeemed on December 13, 2012 (the “Redemption Date”) and the redemption price is 100% of the par value of the Notes redeemed plus accrued and unpaid interest to the Redemption Date. The notional amount of Notes outstanding after this redemption will be $38.7 million.

On November 1, 2012, the Company entered into a Real Estate Loan in the amount of $16.6 million. The loan bears interest at a rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Afterwards, the loan will bear interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points determined by the Debt to EBITDA ratio as defined in the loan agreement.

Outlook

The Company will continue to focus on developing and selling higher margin products, reducing variable manufacturing costs, executing on the previously announced manufacturing plant initiatives and optimizing its debt structure. The Company anticipates the following:

•

Revenue for the fourth quarter of 2012 is expected to be lower than the third quarter of 2012, which is reflective of normal seasonality. However, revenue is expected to be greater than the fourth quarter of 2011.

•	Gross margin for the fourth quarter of 2012 is expected to be equal to, or slightly greater than, the third quarter of 2012.
•	Adjusted EBITDA for the fourth quarter of 2012 is expected to be significantly greater than the fourth quarter of 2011, but less than the third quarter of 2012.
•

Effective tax rate is expected to remain below 10% and cash taxes are expected to be less than 5% of earnings before income taxes for the full year 2012. Similar effective tax rates and cash taxes are expected for 2013.

•	Cash flows from operations for the fourth quarter of 2012 are expected to include cash outflows of $1 to $2 million of costs related to previously announced manufacturing plant consolidations.
•	Capital expenditures for the fourth quarter of 2012 are expected to be $12 to $14 million and $24 to $27 million for fiscal year 2012.
•

Total debt at December 31, 2012 is expected to be slightly lower than at September 30, 2012; however, the debt structure is expected to change significantly and result in a lower average cost of debt than in prior periods.

•

Capital expenditures for 2013 are expected to be $32 to $38 million, reflecting planned replacements of machinery and equipment to achieve improved manufacturing efficiencies. Subsequent to 2013, annual capital expenditures are expected to return to a lower level of approximately $15 to $17 million.

•	Reductions in both the total amount and average cost of debt will remain a priority for the Company during 2013.

Assuming stable or improving macro-economic conditions, the Company expects to achieve quarterly gross margin in the range of 18% to 20% during 2013.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)
(Unaudited)
	Three months ended			Nine months ended
	September 30, 2012	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2011
	$	$	$	$	$
Net earnings (loss)	12.0	2.8	(3.4)	16.8	6.6
Add back: Interest and other (income) expense	3.2	5.5	4.1	11.0	13.4

Income tax expense (benefit)	(0.2)	0.7	(0.5)	(0.2)	1.2
Depreciation and amortization	7.6	7.5	7.6	22.8	23.2
EBITDA	22.6	16.6	7.8	50.4	44.4
Manufacturing facility closures, restructuring and other related charges	0.4	1.0	14.2	15.1	2.5
Stock-based compensation expense	0.6	0.2	0.2	0.9	0.6
ITI litigation settlement	-	-	-	-	1.0
Adjusted EBITDA	23.5	17.8	22.2	66.4	48.4

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring, and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings

(loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars except per share amounts and share numbers)
(Unaudited)
	Three months ended			Nine months ended
	September 30, 2012	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2011
	$	$	$	$	$
Net earnings (loss)	12.0	2.8	(3.4)	16.8	6.6
Add back: Manufacturing facility closures, restructuring, and other related charges	0.4	1.0	14.2	15.1	2.5
Stock-based compensation expense	0.6	0.2	0.2	0.9	0.6
ITI litigation settlement	-	-	-	-	1.0
Less: income tax expense	(0.0)	-	(1.1)	(1.1)	-
Adjusted net earnings	13.0	4.0	9.9	31.7	10.7

Earnings (loss) per share
Basic	0.20	0.05	(0.06)	0.28	0.11
Diluted	0.20	0.05	(0.06)	0.28	0.11

Adjusted earnings per share
Basic	0.22	0.07	0.17	0.54	0.18
Diluted	0.21	0.07	0.16	0.52	0.18
Weighted average number of common shares outstanding
Basic	59,028,088	58,961,050	58,981,435	58,990,329	58,961,050
Diluted	61,054,123	59,267,987	60,916,227	60,682,543	59,011,602

Conference Call

A conference call to discuss Intertape’s 2012 third quarter results will be held November 7th, 2012, at 10 A.M. Eastern Time. Participants may dial 800-894-8917 (U.S. and Canada) and 1-212-231-2915 (International).

You may access a replay of the call by dialing 800-633-8284 (U.S. and Canada) or 1-402-977-9140 (International) and entering the Access Code 21609248. The recording will be available from November 7, 2012 at 12:00 P.M. until December 7, 2012 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film-based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec, and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 19 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding the Company’s industry and the Company’s prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” as well as statements located elsewhere in Intertape Polymer Group’s annual report on Form 20-F for the year ended December 31, 2011 and the other factors contained in our filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

	$	$	$	$
Revenue	198,476	201,360	595,139	603,721
Cost of sales	162,315	171,035	489,439	516,860

Gross profit	36,161	30,325	105,700	86,861

Selling, general and administrative expenses	19,260	18,589	58,286	58,553
Research expenses	1,530	1,737	4,699	4,578

	20,790	20,326	62,985	63,131

Operating profit before manufacturing facility closures, restructuring and other related charges	15,371	9,999	42,715	23,730

Manufacturing facility closures, restructuring and other related charges	387	967	15,085	2,513

Operating profit	14,984	9,032	27,630	21,217

Finance costs
Interest	3,347	3,901	10,086	11,702
Other (income) expense	(192)	1,610	948	1,733

	3,155	5,511	11,034	13,435

Earnings before income tax expense (benefit)	11,829	3,521	16,596	7,782
Income tax expense (benefit)
Current	(888)	176	(42)	566
Deferred	699	496	(128)	598

	(189)	672	(170)	1,164

Net earnings	12,018	2,849	16,766	6,618

Earnings per share
Basic	0.20	0.05	0.28	0.11

Diluted	0.20	0.05	0.28	0.11

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

	$	$	$	$
Net earnings	12,018	2,849	16,766	6,618

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income tax expense of nil, nil in 2011)	-	-	-	(30)
Settlements of interest rate swap agreements, transferred to earnings (net of income tax expense of nil, nil in 2011)	-	298	-	927
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil, nil in 2011)	1	(852)	227	130
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil, nil in 2011)	(19)	(311)	(214)	(1,053)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil, nil in 2011)	-	(615)	-	(998)
Actuarial gains or losses and change in asset ceiling and minimum funding requirements on defined benefit plans (net of deferred income tax expense of nil, nil in 2011)	(1,797)	-	(1,797)	-
Change in cumulative translation difference	3,097	(6,407)	2,448	(2,399)

Other comprehensive income (loss)	1,282	(7,887)	664	(3,423)

Comprehensive income (loss) for the period	13,300	(5,038)	17,430	3,195

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,

	2012	2011	2012	2011

	$	$	$	$
OPERATING ACTIVITIES
Net earnings	12,018	2,849	16,766	6,618
Adjustments to net earnings
Depreciation and amortization	7,569	7,545	22,794	23,169
Income tax expense (benefit)	(189)	672	(170)	1,164
Interest expense	3,347	3,604	10,086	10,824
Charges in connection with manufacturing facility closures, restructuring and other related charges	185	119	13,613	76
Write-down (reversal) of inventories, net	-	50	(31)	174
Stock-based compensation expense	566	223	940	585
Pension and post-retirement benefits expense	251	208	752	622
(Gain) loss on foreign exchange	(175)	330	(71)	(331)
Other adjustments for non cash items	(700)	49	(341)	144
Income taxes paid, net	(25)	(347)	(679)	(524)
Contributions to defined benefit plans	(1,623)	(1,352)	(4,404)	(3,265)

Cash flows from operating activities before changes in working capital items	21,224	13,950	59,255	39,256

Changes in working capital items
Trade receivables	(2,770)	2,764	(11,809)	(14,043)
Inventories	9,944	17,327	2,374	3,136
Parts and supplies	(271)	(127)	(886)	(772)
Other current assets	1,889	488	1,753	(1,360)
Accounts payable and accrued liabilities	(181)	(6,088)	2,162	(4,835)
Provisions	(626)	(1,006)	(221)	(396)

	7,985	13,358	(6,627)	(18,270)

Cash flows from operating activities	29,209	27,308	52,628	20,986

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts, net	98	471	198	1,520
Purchase of property, plant and equipment	(3,832)	(3,449)	(12,341)	(9,609)
Proceeds from disposals of property, plant and equipment and other assets	10	858	30	2,920
Restricted cash and other assets	12	163	295	5,261
Purchase of intangible assets	(2)	(1,059)	(29)	(1,141)

Cash flows from investing activities	(3,714)	(3,016)	(11,847)	(1,049)

FINANCING ACTIVITIES
Proceeds from long-term debt	31,405	6,455	57,751	37,546
Repayment of long-term debt	(53,569)	(23,788)	(84,797)	(41,921)
Payments of debt issue costs	(4)	-	(1,463)	-
Interest paid	(5,686)	(5,479)	(12,017)	(12,871)
Proceeds from exercise of stock options	394	-	517	-

Cash flows from financing activities	(27,460)	(22,812)	(40,009)	(17,246)

Net increase (decrease) in cash and cash equivalents	(1,965)	1,480	772	2,691
Effect of exchange differences on cash and cash equivalents	248	(294)	65	(37)
Cash and cash equivalents, beginning of period	6,899	5,436	4,345	3,968

Cash and cash equivalents, end of period	5,182	6,622	5,182	6,622

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	September 30, 2012 (Unaudited	)	December 31, 2011 (Audited)

	$		$
ASSETS
Current assets
Cash and cash equivalents	5,182		4,345
Trade receivables	94,174		82,622
Other receivables	3,526		4,870
Inventories	88,543		90,709
Parts and supplies	14,386		14,596
Prepaid expenses	5,479		6,581

	211,290		203,723
Property, plant and equipment	183,469		203,648
Other assets	3,619		2,726
Intangible assets	2,131		3,137
Deferred tax assets	34,784		33,489

Total assets	435,293		446,723

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	77,791		73,998
Provisions	1,887		1,913
Derivative financial instruments	-		13
Installments on long-term debt	7,660		3,147

	87,338		79,071
Long-term debt	159,338		191,142
Pension and post-retirement benefits	35,701		37,320
Provisions	1,907		2,012
Other Liabilities	243		-

	284,527		309,545

SHAREHOLDERS’ EQUITY
Capital stock	348,660		348,148
Contributed surplus	17,016		16,611
Deficit	(218,564)		(228,774)
Accumulated other comprehensive income	3,654		1,193

	150,766		137,178

Total liabilities and shareholders’ equity	435,293		446,723